Robert Cohen
Tel. 212.801.9200
cohenr@gtlaw.com

April 21, 2009

VIA EDGAR

Michael Rosenthall
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:           Responses to comment letter dated April 16, 2009
BioCancell Therapeutics Inc.
Form S-1/A, Filed April 7, 2009, File No. 333-156252

Dear Mr. Rosenthall:

This letter is written in response to the comments of the Staff of the United States Securities and Exchange Commission (the “Commission”) received by facsimile on April 16, 2009, with respect to the above referenced Form S-1/A Registration Statement File No. 333-156252 (“Registration Statement”) filed April 7, 2009 of BioCancell Therapeutics Inc. (the “Company”).  For ease of reference, the Staff’s comments are each set forth in full below in bold-type, and the Company’s response immediately follows each comment.

Our Process of Research and Development – Target Identification and Validation, page 25

1.           We note your revisions to the disclosure in this section in response to our previous comment 4. However, at least one conclusory statement regarding the safety and efficacy of BC-819, “The studies established the safety of the drug at the examined dosages,” remains on page 26 at the end of the first full paragraph. Please remove the conclusory statement from your disclosure.

The Issuer advises that the language has been removed.

Intellectual Property, page 31

2.
Our previous comment 6 asked that you disclose the number of the 48 patents and patent applications your company claims rights to, which were licensed from Yissum. Though your response letter notes that you revised your disclosure to include this information, it does not appear in your Intellectual Property disclosure section, nor does it appear in your detailed discussion of the Yissum license agreement. Therefore, our previous comment 6 is reissued.

April 21, 2009

As previously discussed with the Staff, the Issuer advises that the disclosure on page 31 of the Registration Statement reads as follows: “All of our patents and patent applications were licensed to us from Yissum and are subject to the Yissum license agreement.”

Security Ownership of Certain Beneficial Owners and Management, page 44

3.           It is unclear where you included the amounts discussed in notes (8) and (9.)

Please revise your tabular presentation to clarify.

The Issuer advises that it has revised the “Security Ownership of Certain Beneficial Owners and Management” disclosure on pages 44 and 45 of the Registration Statement.

Consolidated Financial Statements

Consolidated Statements of Changes in Stockholders’ Equity and Comprehensive Loss, page F-7

4.           Combining separate issuances of equity securities that were not issued during the same fiscal year as presented on page F-9 is not a presentation format contemplated by SFAS 7. Please revise your presentation in accordance with paragraph 11.d. of SFAS 7 or tell us why your current presentation is considered appropriate.

The Issuer advises that it has revised its disclosure in the Registration Statement in accordance with paragraph 11.d. of SFAS 7.

5.           Include a computation of your basic and diluted EPS is the notes to the financial statements. Please refer to paragraph 40 of SFAS No. 128.

The Issuer advises that as the Company is in a loss position there are no additional dilutive securities and therefore, diluted EPS is equivalent to basic EPS and believes that including a presentation for computation in the notes does not enhance the disclosure. In response to the Staff’s comment, the Issuer has expanded its disclosure to include a table of antidilutive securities in the amended Registration Statement in accordance with SFAS No. 128.

Sincerely,

Robert Cohen

Enclosures